UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, February 24th, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Monthly Interests On Own Capital

     Banco Bradesco S.A., in conformity with the System for Monthly Payment to Shareholders, will pay on April 3rd, 2006 Interests on Own Capital related to the month of March/2006, in the amount of R$0.0285000 per common stock and R$0.0313500 per preferred stock to the stockholders registered in the Company’s records on March 1st, 2006.

     The payment, net of the Withholding Income Tax of 15% (fifteen percent), except for legal entity stockholders exempted from the referred taxation, which will receive for the stated amount, will be made through the net amount of R$0.0242250 per common stock and R$0.0266475 per preferred stock, as follows:

  credit in the current account informed by the stockholder;

  the stockholders who did not inform their banking data or do not hold a current account in a Financial Institution must go to a Bradesco Branch on their preference having their identification document and the “Notice For Receipt of Earnings from Book-Entry Stocks”, sent by mail to those having their address updated in the Company’s records;

  those with stocks held on custody with the CBLC - Brazilian Clearing and Depository Corporation, the payment will be made to CBLC, which will transfer them to the respective stockholders through the Depository Agents.
Sincerely, Banco Bradesco S.A. Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.